Exhibit 8

Company	Country of Incorporation
Nokia Inc.	United States
Nokia GmbH	Germany
Nokia UK Limited	England & Wales
Nokia TMC Limited	South Korea
Nokia Telecommunications Ltd	China
Nokia Finance International B.V.	The Netherlands
Nokia Komárom Kft.	Hungary
Nokia India Pvt. Ltd.	India
Nokia Italia S.p.A.	Italy
Nokia Spain S.A.U.	Spain
Nokia Romania SRL	Romania
Nokia do Brasil Tecnologia Ltda	Brazil
OOO Nokia	Russia
NAVTEQ Corporation	United States
Nokia Siemens Networks B.V.	The Netherlands
Nokia Siemens Networks Oy	Finland
Nokia Siemens Networks GmbH & Co KG	Germany
Nokia Siemens Networks Pvt. Ltd.	India